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Cedar Fair, L.P.                                       Press Release
   One Cedar Point Drive
   Sandusky, Ohio 44870-5259

To Our Unitholders:
The following press release, which was distributed to the financial news media on August 4, 2000, is also being sent directly to our unitholders so that you may have the benefit of the complete text.

Richard L. Kinzel, President and Chief Executive Officer

Cedar Fair, L.P. Announces Increased Revenues and EBITDA for the
 Second Quarter of 2000

SANDUSKY, OHIO, August 4, 2000 -- Cedar Fair, L.P. (NYSE: FUN), a publicly traded partnership which owns and operates five amusement parks and four water parks, today announced a 4% increase in revenues and a 1% increase in earnings before interest, taxes, depreciation and amortization (EBITDA) for the second quarter of 2000.

Net revenues for the quarter ended June 25, 2000, increased 4% to $129.5 million from $124.2 million in 1999, and EBITDA increased 1% to $40.6 million from $40.3 million for the same period last year. Operating income for the quarter increased slightly to $28.8 million from $28.3 million, and net income, after a significant rise in interest expense, decreased 3% to $18.6 million, or $.36 per limited partner unit, from $19.2 million, or $.37 per unit, in 1999.

Richard L. Kinzel, president and chief executive officer, explained that the increase in interest expense for the quarter was primarily the result of higher interest rates, as well as increased borrowings from the 1999 acquisitions of a hotel and water park in California and significant capital expenditures at several parks for the 2000 season. All other costs as a percent of revenues have remained relatively level between years.

"At our five amusement parks, we achieved a 5% increase in in-park guest per capita spending for the quarter, offset slightly by a 1% decrease in combined early-season attendance," said Kinzel. "Meanwhile, early-season water park attendance was up strongly due to our two new California water parks."

Kinzel continued by explaining that early-season attendance at the Partnership's four seasonal amusement parks has been below expectations due in part to cool and rainy weather, and that attendance at these parks has generally remained below expected levels as the season has progressed. "Guest response to the new rides and attractions we introduced for the 2000 season has been excellent, including Millennium Force at Cedar Point which has received the highest guest-satisfaction ratings of any new ride we have ever introduced," he said. "However, we have not yet seen the expected impact on attendance."

"On a positive note," continued Kinzel, "guest per capita spending at each of our parks has been very strong, up 6% through the first six months of the year, and attendance at Knott's Berry Farm is meeting our expectations. In addition, we are pleased with our two new water parks in California, which are being received very well by their local markets."

Kinzel concluded by noting that virtually all of Cedar Fair's revenues from its four seasonal amusement parks, as well as its four water parks, are realized during a 130-day operating period beginning in early May, with the major portion concentrated in the peak vacation months of July and August. The Partnership's fifth park, Knott's Berry Farm, is open year-round but also operates at its highest level of attendance in the third quarter of the year.

Cedar Fair's five amusement parks are Cedar Point, located on Lake Erie between Cleveland and Toledo; Knott's Berry Farm near Los Angeles in Buena Park, California; Dorney Park & Wildwater Kingdom near Allentown, Pennsylvania; Valleyfair near Minneapolis/St. Paul; and
Worlds  of  Fun/Oceans of Fun, located in Kansas City, Missouri.   The
Partnership's water parks are located in Sandusky, Ohio; Kansas City, Missouri; Chula Vista, California, near San Diego; and Buena Park, California. Cedar Fair also operates Knott's Camp Snoopy at the Mall of America in Bloomington, Minnesota under a management contract.
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The  information contained in this news release, other than historical information, consists of forward-looking statements. These statements may involve risks and uncertainties that could cause actual results to
differ  materially from those described in such statements.   Although
the Partnership believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance
that  such  expectations will prove to have been  correct.   Important
factors,  including  general  economic  conditions,  competition   for
consumer   spending,   adverse   weather   conditions,   unanticipated
construction delays, and other factors could cause actual results to differ materially from the Partnership's expectations.

                           Cedar Fair, L.P.
                   SUMMARY STATEMENTS OF OPERATIONS
                              (unaudited)


                 Three Months  Six Months Ended     Twelve Months
                     Ended                               Ended
(In thousands   06/25/00 06/27/99  06/25/00  06/27/99   06/25/00  06/27/99
except per unit)
Net Revenues    $129,504 $124,203  $150,052  $147,400   $440,653  $428,344
Operating costs  88,893   83,896    127,876  121,262    292,778   279,746
and expenses
Depreciation and  11,831  12,048    15,080   15,337     34,825    34,373
amortization
Operating income  28,780  28,259     7,096   10,801     113,050   114,225
Interest expense   5,710  4,486      9,810   8,019      17,162    14,597
Provision for taxe 4,427  4,534      5,195   5,374      15,401    15,065
Net income       $18,643 $19,239   $(7,909)  $(2,592)   $80,487   $84,563
Per limited partner
unit:
    Net income -      $.36   $.37    $(.15)  $(.05)     $1.53     $1.61
       diluted
    Cash              $.375  $.35    $.75    $.70       $1.45     $1.35
       distributions
       declared
Weighted average
units outstanding -   52,053 52,381  52,090  52,383     52,250    52,375
diluted

Mr. Kinzel will host a conference call with analysts at 11:00 a.m. Eastern Time on Friday, August 4, 2000, which will be webcast live in "listen-only" mode via the Cedar Fair web site (www.cedarfair.com).
It will also be available for replay starting at 2:00 p.m. ET, Friday, August 4, 2000 until midnight ET, Friday, August 11, 2000. To access the replay of the earnings call please dial 888-266-2081 followed by the access code 4444301.

This press release and prior releases are available on the Cedar Fair,
                  L.P. website at www.cedarfair.com.
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